

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 6, 2015

Mark A. Erickson
Chairman and Chief Executive Officer
Extraction Oil & Gas, LLC
370 17th Street, Suite 5300
Denver, Colorado 80202

> **Re:** **Extraction Oil & Gas, LLC.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 8, 2015**
> **CIK No. 1655020**

Dear Mr. Erickson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   On the inside front cover page, your graphic discloses 129 gross horizontal wells drilled. However, on page 97 you only disclose drilling 50 wells in 2014 and none in 2013. Please explain if the other 79 gross wells were drilled during the six-months ended June 30, 2015.

Prospectus Summary, page 1

2.   We note your statement, "We expect many of our currently producing horizontal wells to generate some of the highest rates of return in the Wattenberg Field." Please support this statement with results from your producing horizontal wells or remove it from your document.

3. You make various statements that your acreage is in what you believe to be the "core" of the Wattenberg Field, such as on page 1 that you have "assembled large, contiguous acreage blocks in what you believe is in the core of the Wattenberg Field"; or on page 5, in the first bullet under "Our Competitive Strengths" that you believe your "approximately 70,000 net acres in the core of the Wattenberg Field…." Please explain how you define the "core" of the Wattenberg field and if you believe all of your acreage is in what you believe to be the core and the bases for that belief. In this regard, we note that you appear to have acreage spread over Weld, Larimer and Adams counties of Colorado.

4. We note that you make various statements of belief about your properties that appear to contradict other statements or risks that you disclose. For example, you disclose:
    - Under your Overview on page 1, that your acreage is significantly delineated with your own drilling success and by the success of offset operators, "providing confidence our inventory is repeatable and will continue to generate high returns even in the current commodity price environment";
    - Under "Our Business Strategies" on page 4, under the first bullet you disclose that you consider your inventory of drilling locations to be "low-risk because they are in areas with extensive vertical and horizontal drilling and production history" and that your "inventory of low-risk drilling locations with long-lived reserves leads to a predictable production profile";
    - Under "Our Competitive Strengths" on page 5, under the first bullet you disclose your belief that the core of Wattenberg Field is "one of the most prolific fields in the nation offering compelling returns at current commodity prices"; and
    - Under "Our Competitive Strengths" on page 5, the second bullet is entitled "[D]e-risked acreage position with multi-year inventory…." You disclose thereunder that you view your drilling inventory as "substantially 'de-risked' based on our extensive drilling and production history in the area, well-established industry activity surrounding our acreage and the consistent and predictable geology underlying your positions."

    Contrasting these statements of belief, however, we note that your first risk factor on page 18 discloses that "sustained periods with oil and natural gas prices at recent or lower levels and the resultant effect such prices may have on our drilling economics and our ability to raise capital would likely require us to re-evaluate and postpone or eliminate our development drilling, which would likely result in the reduction of some of our proved undeveloped reserves and related standardized measure." Additionally, you have a risk factor on page 24 about the limited production data from horizontal wells completed in the Wattenberg that could result in greater variance in your proved reserves year-over-year. Please reconcile your seemingly contradictory disclosures and provide a more balanced discussion of the risks to your business throughout the prospectus summary.

5. We note your disclosure in the second paragraph of the "Overview" section in which you disclose the parameters of the acreage you are focusing on, namely core acreage "with (i) substantial delineation and offset operator success, (ii) limited vertical well drainage within the position relative to offset operators in a field with significant historical vertical activity and (iii) higher oil content than was traditionally targeted when many operators first established their position in the field seeking natural gas production." Please clarify this information for investors not familiar with technical engineering terminology.

6. We note your disclosure of your Northern and Southern Areas. Please disclose if your current drilling program is focused on acreage in one or both target zones.

7. Please define what you mean by "per section" when disclosing the number of gross drilling locations. We note this does not appear as a defined term in Appendix A.

8. In footnote 3 on page three you state that you have identified 569 drilling locations associated with proved undeveloped reserves as of June 30, 2015. On page 90, you identify 426 locations that are proved undeveloped. Please amend your document here and elsewhere to resolve this apparent inconsistency.

Our Business Strategies, page 4

9. On page four, you state that you intend to allocate $295 million in 2015 to drilling 92 gross and completing 78 gross horizontal wells. Please explain to us the number of these wells that are scheduled to penetrate proved undeveloped locations in 2015, the PUD reserves associated with these wells and the number of these PUD wells that have been spud as of September 30, 2015 or later.

10. You disclose that you maintain a high degree of operational control in order to continuously improve operating and cost efficiencies. Please clarify the level of control you will have over your operational flexibility considering that you will depend on XOG Services Co. for most all operational services, and that XOG may in turn outsource some or all of these services to third parties. In this regard, in a risk factor on page 33 entitled "[f]ollowing this offering, we will depend on XOG Services . . ." you disclose thereunder that you will depend on XOG Services Co. for most all functions including operational services and that your operational flexibility to modify or implement changes with respect to such services or the amount you pay for them will be limited.

11. Please explain your relationship with "XTR Midstream, LLC" and what it will be after the offering. For instance, explain if there will there be overlapping management or directors and/or any agreements to develop midstream assets consistent with your exploration and development activities. If there is no coordination, agreement or control, then please make that clear as well.

Our Competitive Strengths, page 5

12.   Here you state, "We believe the results of our horizontal drilling program support our view that we have among the best acreage positions in the core of the Wattenberg Field, as evidenced by our 30-day, 60-day and 120-day production rates and EURs that are among the highest in the field." Please amend your document to support this statement with well performance figures or remove it. Include flow rates for crude oil, NGL and natural gas.

13.   On page six, you state "Our lower than industry average development costs per BOE contribute to our ability to grow production and reserves in lower commodity price environments." Please amend your document to support this statement with figures for your development costs and BOE volumes converted to developed status for 2014 and 2015. Compare these unit development figures with "industry average" and cite your source(s) for the industry figures.

Corporate Reorganization, page 7

14.   We note that in "Recent Sales of Unregistered Securities" on page II-2 you disclose that in connection with the completion of this offering, you will issue an as of yet undisclosed number of shares of common stock to Extraction Oil & Gas Holdings, Inc. in exchange for no consideration. Please disclose how this fits into the steps of your corporate reorganization at or prior to the closing of this offering.

15.   Please tell us what consideration you have given to providing an organizational chart or other visual representation of your structure after giving effect to this offering and related transactions including the omnibus agreement with XOG Services Co., showing the relations of Extraction Oil & Gas, Inc. and any subsidiaries, Extraction Oil & Gas Holdings, Inc., XOG Services Co., Yorktown Partners, LLC, and public shareholders.

Our Relationship with XOG Services Co., page 8

16.   Please explain if your only employees will be your executive officers.

Summary Reserve Data and Operating Data, page 16

17.   Please provide us with the petroleum engineering reports you used as the basis for your June 30, 2015 proved reserves disclosures on page 16 and in Exhibit 99.2. You may furnish these materials on digital media such as flash drive or compact disk. The report should include:
   a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;
   b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecasts for all the horizontal wells/locations in the proved developed and proved undeveloped categories;

d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and proved undeveloped categories (6 entities in all) as well as the AFE/capital cost inventory for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Risk Factors, page 18

Oil and natural gas prices are volatile. An extended or further decline in commodity prices…, page 18

18. Disclosure at the top of page 19 states: "using more recent prices in estimating proved reserves would likely result in a reduction in proved reserve volumes due to economic limits." Quantified information regarding the reasonably possible effects of current commodity prices should be provided based on potential scenarios deemed reasonably likely to occur by management, to the extent quantified information is reasonably available. Refer to the guidance in FRC 501.12.a, FRC 501.12.b.3, and FRC 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to providing corresponding disclosures throughout your submission regarding the effects of material trends and uncertainties that will promote understanding of the potential impacts to your financial condition, results of operations, and reserve quantities.

The development of our estimated proved undeveloped reserves may take…, page 27

19. You disclose that an estimated $1.1 billion will be required over the next five years to develop PUD reserves of 97.6 MMBOE @ $11.27/BOE. The unit development cost for the 2014 standardized measure (page F-47) appears to be about $14/BOE [= $1,018 million/72.6 MMBOE] or about 24% higher than the figures for June 30, 2015. Please explain the basis for these significantly lower cost estimates. Address whether the lower costs were the result of an extrapolation of lower cost trends or were actually incurred.

Federal, state and local legislative and regulatory initiatives . . ., page 35

20.   You disclose that in 2014 several ballot initiatives were begun to significantly limit or prevent oil and natural gas development. As part of a compromise negotiated by Governor John Hickenlooper, in exchange for both initiatives being withdrawn prior to the 2014 election, he created a Task Force on State and Local Regulation of Oil and Gas Operations to make recommendations to the state legislature regarding the responsible development of Colorado's oil and gas resources. In February 2015 you disclose that the Task Force made several non-binding recommendations to the Governor that would require legislative or regulatory action to be implemented. Please disclose the substance of those recommendations.

Use of Proceeds, page 50

21.   Please provide disclosure of the net proceeds that you expect to receive if the underwriters exercise in full their option to purchase additional shares from you.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Derivative Arrangements, page 60

22.   Please expand the disclosure regarding your derivative arrangements and hedging strategy to provide additional information that will enable an investor to ascertain the likelihood that your past results are indicative of future performance. Your revised disclosure should compare derivative agreements entered into in prior periods to those currently in place and explain how differences in terms are expected to affect your ability to reduce the potential effects of changes in oil and natural gas prices on your operating results and cash flow from operations. Refer to FRC 501.12.

Public Company Expenses, page 62

23.   We note your disclosure that you will reimburse XOG Services Co. for all direct and indirect costs incurred on your behalf, in each case in connection with the performance by XOG of services on your behalf. Please also disclose how the costs for the services XOG Services Co. provides to you will be determined and/or what control you will have over costs incurred on your behalf and at what rate you are billed for such services.

2015 Capital Expenditures and 2015 Capital Budget, page 63

24.   You disclose that you are currently running a two-rig drilling program and retain the flexibility to adjust your rig count based on the commodity price environment. Please reconcile your disclosure of this flexibility with your disclosure of your contractual obligations on page 75, in which you disclose that at December 31, 2014, you were subject to commitments on two of your rig contracts and in the event of early termination,

you would be obligated to pay approximately $15.6 million. We note also your disclosure on page 1 that you renegotiated service contracts in early 2015, and are not certain how this has impacted your drilling rig obligations.

Critical Accounting Policies and Estimates, page 78

25.   Please provide a more robust discussion of your critical accounting policies and estimates, focusing on the assumptions and uncertainties underlying your critical accounting estimates. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied and, if reasonably likely changes would have a material effect on your financial condition or results of operations, the impact that could result, given the range of reasonable outcomes, should be disclosed and quantified. Refer to FRC 501.14.

26.   Please revise your discussion of critical accounting policies to specifically address the process through which management estimates quantities of proved oil and gas reserves.

Impairment of Oil and Gas Properties, page 78

27.   Disclosure on page 28 states that you may incur impairment charges in 2015 or later periods if oil, natural gas, and NGL prices remain at their current level for an extended period of time or continue to decline. Please revise to provide expanded disclosure addressing the following:
   • Describe how you determined the key assumptions used to calculate expected future cash flows;
   • Discuss the degree of uncertainty associated with these key assumptions;
   • Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions; and
   • State the percentage by which undiscounted cash flows exceeded the carrying value of your oil and gas properties.

Business, page 83

Wattenberg Field, page 91

28.   We note the statement, "According to Wood Mackenzie estimates, the Wattenberg field has 788 MMBbls of crude oil and NGL resource potential and 1.72 trillion cubic feet of gas resource potential." In general, the Instruction to Item 1202 of Regulation S-K prohibits estimates of oil or gas resources other than reserves. Please amend your document to remove this statement.

Proved Undeveloped Reserves (PUDS), page 94

29.   We note the disclosure "Costs incurred relating to the development of PUDs were $35.1 million during the year ended December 31, 2014." However, the development costs incurred to convert 2.8 MMBOE to proved developed status in the six months ending June 30, 2015 appear to be omitted. Please amend your document to disclose these costs.

Developed and Undeveloped Acreage, page 96

30.   We note the disclosure that about 25% of your undeveloped acreage expires over the next three years. Please tell us the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, address the approach you will employ to forestall the expiry of such acreage.

Management, page 111

31.   Please provide disclosure responsive to Item 401(e)(1) for each executive officer and director. For example, please disclose:
        • the principal business of PRL, or PRE Resources LLC, where Mr. Erickson remains as Chairman of the Board; or
        • Mr. Owens' principal occupation at PRE Resources LLC from 2012-2014, including the nature of the responsibility undertaken by him in this prior position.

Executive Compensation, page 115

32.   Please explain if your executive officers will also be serving as executive officers of XTR Midstream, LLC.

Long Term Incentive Compensation, page 118

33.   We note your disclosure that you have historically granted to your Named Executive Officers grants of restricted unit awards, or RUAs, pursuant to the Holdings 2014 Membership Unit Incentive Plan. You further disclose that RUAs granted will vest in three annual installments, and it does not appear that your initial public offering will accelerate vesting of these RUAs. Please explain if your executive officers and non-employee director for periods after your public offering will continue to receive compensation for services rendered to you and your subsidiaries pursuant to Holdings Membership Unit Incentive Plan.

34.   You disclose that following this offering, the RUAs held by the executive officers will not relate directly to your securities. Please explain if the RUAs will be indirectly related to your securities or will have conversion rights into your securities or otherwise what will be the value of the RUAs after the offering, considering your disclosure that

Holdings will distribute all common stock that it holds in you to its members prior to completion of this offering.

Certain Relationships and Related Party Transactions, page 123

Distribution of Net Assets to Holdings, page 123

35.   Explain why you made the distribution to Holdings and the consideration received.

Agreements Governing the Transaction, page 124

Omnibus Agreement, page 124

36.   Once known, please disclose the material terms of the omnibus agreement.

Historical Financial Statements – July 2014 Acquisition

Report of Independent Registered Public Accounting Firm, page F-89

37.   The report issued by your independent public accounting firm makes reference to "the rules and regulations of the Securities and Exchange Commission." Please obtain a revised report that refers to the accounting principles and practices reflected in the financial statements covered by the report (i.e., accounting principles generally accepted in the United States of America). Refer to Rule 2-02(c) of Regulation S-X. Please consider this comment as it relates to other financial statements presented in your submission.

You may contact Donald Delaney at (202) 551-3863 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters, and you may contact Ronald Winfrey at (202) 551-3704 if you have any questions on engineering comments. Please contact Kevin Dougherty at 202-551-3271 or me at 202-551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources